

March 18, 2013

Via E-mail
Mr. H. John Mye III
Vice President, Chief Financial Officer and Treasurer
Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, NY 14086

> **RE: Ecology and Environment, Inc.**
> **Form 10-K for the Year Ended July 31, 2012**
> **Filed November 14, 2012**
> **Response Letter Dated March 12, 2013**
> **File No. 1-9065**

Dear Mr. Mye:

We have reviewed your response letter dated March 12, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended July 31, 2012

Item 11 - Executive Compensation, page 48

General

1. We note your response to comment 17 of our letter dated February 19, 2013. Your disclosure states that Mr. Neumaier served as President until 2008, and does not indicate any continued employment relationship. We also note your statement on page 13 of your Form 10-K, which refers to the stock ownership of "[t]he current senior officers of the Company along with Gerhard J. Neumaier." This disclosure implies that Mr. Neumaier is not a named executive officer of the company. Please elaborate as to the form of Mr. Neumaier's employment, whether he is an executive officer, what his responsibilities consist of, and the rationale for his inclusion in the Summary Compensation Table.

You may contact Leland Benton, Staff Attorney, at (202) 551-3791 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief